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# ANNUAL AUDITED REPORT
# FORM X -17a-5
# PART III

**SEC FILE NUMBER**

**8-51684**

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Frost Securities, Inc.

| OFFICE USE ONLY |
|---|
| |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2727 North Harwood Suite 1000
(No. and Street)

PROCESSED

MAR 2 0 2008

THOMSON FINANCIAL

Dallas (City) Texas (State) 75201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick Muras 210-220-5880
(Area Code – Telephone No.)

## B. ACCOUNT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

1800 Frost Bank Tower (Address) San Antonio (City) Texas (State) 78205 (Zip Code)

SEC Mail Processing Section

FEB 2 9 2008

Washington, DC

100

**CHECK ONE:**

- ☒ Independent Auditor
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

# OATH OR AFFIRMATION

I, Patrick Muras, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Frost Securities, Inc. (the Company), as of December 31, 2007, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

KELLY HIDALGO
My Commission Expires
February 22, 2009

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

Frost Securities, Inc.
Years Ended December 31, 2007 and 2006

# Frost Securities, Inc.

## Financial Statements
## and Supplemental Schedules

Years Ended December 31, 2007 and 2006

## Contents

ERNST & YOUNG

Ernst & Young LLP
Frost Bank Tower
Suite 1800
100 West Houston Street
San Antonio, Texas 78205-1403

Phone: (210) 228-9696
Fax: (210) 242-7252
www.ey.com

# Report of Independent Registered Public Accounting Firm

The Board of Directors
Frost Securities, Inc.

We have audited the accompanying statements of financial condition of Frost Securities, Inc. (the Company) as of December 31, 2007 and 2006, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 26, 2008

# Frost Securities, Inc.

## Statements of Financial Condition

| | December 31 | |
|---|---|---|
| | **2007** | **2006** |
| **Assets** | | |
| Cash | $ **1,809,245** | $ 471,298 |
| Customer receivable | **–** | 12,500 |
| Premises and equipment, net of accumulated depreciation of $612,914 in 2007 and $545,781 in 2006 | **60,496** | 127,629 |
| Investment in private placement of common stock | **1** | 97,171 |
| Deferred taxes | **52,417** | 58,279 |
| Prepaid expenses and other assets | **146,721** | 37,575 |
| Total assets | $ **2,068,880** | $ 804,452 |
| **Liabilities and stockholder's equity** | | |
| Liabilities: | | |
| Accrued payroll and incentives | $ **270,133** | $ 174,497 |
| Other accrued expenses | **53,357** | 64,150 |
| Reserves for employee benefit plans | **75,341** | 69,910 |
| Current amount payable to parent company related to federal and state income taxes | **100,200** | 50,688 |
| Total liabilities | **499,031** | 359,245 |
| Stockholder's equity: | | |
| Common stock, par value $0.01 per share; 100 shares authorized, issued and outstanding | **1** | 1 |
| Additional paid-in capital | **15,640,737** | 15,390,737 |
| Accumulated deficit | **(14,070,889)** | (14,945,531) |
| Total stockholder's equity | **1,569,849** | 445,207 |
| Total liabilities and stockholder's equity | $ **2,068,880** | $ 804,452 |

*See accompanying notes.*

Frost Securities, Inc.

Statements of Operations

| | Years Ended December 31 | |
|---|---|---|
| | **2007** | **2006** |
| Revenue: | | |
| Management, acquisition, and advisory fees | **$ 4,522,000** | $ 4,618,000 |
| Interest income | **41,707** | 40,179 |
| Gain on sale of investment | **202,381** | – |
| Other income | **40,787** | 11,626 |
| Total revenue | **4,806,875** | 4,669,805 |
| | | |
| Expenses: | | |
| Employee compensation and benefits | **3,009,754** | 2,762,770 |
| Referral fees | **32,200** | 341,500 |
| Occupancy and equipment, net of sublease income | **183,422** | 178,948 |
| Data processing | **52,675** | 52,970 |
| Professional fees | **17,700** | 15,150 |
| Other general and administrative | **142,583** | 105,455 |
| Total expenses | **3,438,334** | 3,456,793 |
| | | |
| Income before income taxes | **1,368,541** | 1,213,012 |
| | | |
| Income tax expense | **493,899** | 425,050 |
| Net income | **$ 874,642** | $ 787,962 |

*See accompanying notes.*

# Frost Securities, Inc.

## Statements of Changes in Stockholder's Equity

| | Common Stock | Additional Paid-In Capital | Accumulated Deficit | Total Stockholder's Equity |
|---|---|---|---|---|
| Balance at January 1, 2006 | $ 1 | $ 16,790,737 | $ (15,733,493) | $ 1,057,245 |
| Net income | – | – | 787,962 | 787,962 |
| Dividend to Cullen/Frost Bankers, Inc. (cash) | – | (1,400,000) | – | (1,400,000) |
| Balance at December 31, 2006 | 1 | 15,390,737 | (14,945,531) | 445,207 |
| Net income | – | – | **874,642** | **874,642** |
| Contribution from Cullen/Frost Bankers, Inc. (cash) | – | **250,000** | – | **250,000** |
| Balance at December 31, 2007 | **$ 1** | **$ 15,640,737** | **$ (14,070,889)** | **$ 1,569,849** |

*See accompanying notes.*

# Frost Securities, Inc.

## Statements of Cash Flows

| | Years Ended December 31 | |
|---|---|---|
| | **2007** | **2006** |
| **Operating activities** | | |
| Net income | **$ 874,642** | $ 787,962 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Depreciation and amortization | **67,133** | 69,281 |
| Deferred taxes | **5,862** | (17,193) |
| Gain on sale of investment in private placement stock | **(202,381)** | – |
| Net changes in: | | |
| Customer receivable | **12,500** | (12,500) |
| Prepaid expenses and other assets | **(109,146)** | 42,326 |
| Accrued payroll and incentives | **95,636** | 168,422 |
| Payable to parent company related to income taxes | **49,512** | (137,072) |
| Reserves for employee benefit plans | **5,431** | (1,934) |
| Other accrued expenses | **(10,793)** | (16,525) |
| Net cash provided by operating activities | **788,396** | 882,767 |
| **Investing activities** | | |
| Investment in private placement of common stock | **–** | (32,171) |
| Proceeds from sale of common stock | **299,551** | – |
| Purchases of premises and equipment | **–** | (1,582) |
| Net cash provided by (used in) investing activities | **299,551** | (33,753) |
| **Financing activities** | | |
| Cash contribution from parent company | **250,000** | – |
| Cash dividends paid | **–** | (1,400,000) |
| Net cash provided by (used in) financing activities | **250,000** | (1,400,000) |
| Increase (decrease) in cash | **1,337,947** | (550,986) |
| Cash at beginning of year | **471,298** | 1,022,284 |
| Cash at end of year | **$ 1,809,245** | $ 471,298 |
| **Noncash transaction** | | |
| Reclassification of deferred tax liability to payable to parent | **$ –** | $ 31,286 |

*See accompanying notes.*

## 1. Organization and Nature of Operations

Frost Securities, Inc. (the Company), a wholly owned second-tier subsidiary of Cullen/Frost Bankers, Inc. (CFBI), is registered as a broker-dealer under the Securities Exchange Act of 1934. The Company was incorporated in the state of Delaware on March 1, 1999, and began operations on August 2, 1999. The Company employs a small group of investment bankers that provide advisory and private equity services to companies in Texas.

The Company is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and is subject to regulation by the United States Securities and Exchange Commission (SEC) and FINRA. The Company is also a member of the Securities Investors Protection Corporation (SIPC); a nonprofit membership corporation designed to protect, up to specified amounts, customers' cash and securities in the event of the liquidation of a broker-dealer. The Company does not and did not hold customer cash or securities in connection with customer transactions as of December 31, 2007 and 2006, and for the years then ended.

## 2. Significant Accounting Policies

The accounting and reporting policies followed by the Company are in accordance with accounting principles generally accepted in the United States and conform to general practices within the securities industry. The more significant accounting and reporting policies are summarized below:

### Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

### Cash

Cash includes cash held in a deposit account at Frost National Bank (FNB), a banking subsidiary of CFBI, and a deposit account at a nonaffiliated bank with an initial maturity of three months or less. The carrying value of cash approximates fair value.

**2. Significant Accounting Policies (continued)**

**Revenue Recognition**

Management, acquisition, and advisory fees are recognized as earned based on the agreement with the customer. Performance-based fees are recorded when the services to be performed have been completed.

**Investments**

Investments owned are stated at market value with related changes recognized as a realized gain or loss in the statements of operations. Market value is generally based on published market prices. However, if market prices are not readily determinable, investments are carried at management's estimate of fair value.

**Customer Receivable**

Customer receivable consists of one success fee earned but not yet collected. The receivable was collected in 2007.

**Income Taxes**

The Company's operations are included in the consolidated federal income tax return filed by CFBI using a calendar year-end. The Company's federal income tax provision is determined as if it filed a separate return using the consolidated federal income tax rate for CFBI (35% during the periods presented), as this is the rate charged by CFBI to the Company. Cash paid to CFBI for income taxes was $438,524 in 2007 and $579,315 in 2006.

**Related-Party Transactions**

FNB provides certain services for the Company, including, but not limited to, payroll processing, financial operations, and payable disbursement processing. The Company reimburses FNB for these services, which totaled approximately $53,000 and $46,000 for 2007 and 2006, respectively.

**2. Significant Accounting Policies (continued)**

On July 17, 2003, FNB signed a sublease agreement with the Company for a portion of the Company's leased office space. Total sublease income received each year by the Company under this agreement was approximately $263,000 in 2007 and 2006 and is shown as a reduction of occupancy expense (see Note 6).

The Company received a cash contribution from CFBI of $250,000 during 2007. The Company paid cash dividends to CFBI of $1,400,000 during 2006.

**3. Premises and Equipment**

Premises and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are computed on a straight-line basis over the estimated useful lives of the assets which range from 4 to 12 years.

Leasehold improvements are amortized over the lesser of the term of the respective lease or the estimated lives of the improvements.

A summary of premises and equipment follows:

| | Cost | Accumulated Depreciation and Amortization | Net Carrying Value |
|---|---|---|---|
| **December 31, 2007** | | | |
| Furniture and equipment | **$ 153,637** | **$ 121,275** | **$ 32,362** |
| Leasehold improvements | **519,773** | **491,639** | **28,134** |
| | **$ 673,410** | **$ 612,914** | **$ 60,496** |
| **December 31, 2006** | | | |
| Furniture and equipment | $ 153,637 | $ 111,241 | $ 42,396 |
| Leasehold improvements | 519,773 | 434,540 | 85,233 |
| | $ 673,410 | $ 545,781 | $ 127,629 |

**4. Investments in Private Placement of Common Stock**

In October 2001, the Company received preferred stock in a privately held telecommunications equipment company as compensation for $65,000 in services provided. In January 2006, the Company invested an additional $32,171 as part of a convertible debenture to protect its existing ownership position. In June 2007, the telecommunications equipment company was purchased by a privately held telecommunications systems supplier. As compensation for its ownership interest in the acquired company, the Company received net cash of $299,551 plus 22,100 shares of common stock in two subsidiaries of the acquiring entity. The cash received resulted in the Company recording a gain on the sale of the investment of $202,381. Management has recorded the stock received in this transaction at $1.

**5. Employee Benefit Plans**

As a subsidiary, the Company participates in various employee benefit plans offered by CFBI including a 401(k) stock purchase plan, defined benefit pension plans, and a profit sharing plan. Expense related to these plans totaled approximately $93,000 for 2007 and $102,000 for 2006.

The 401(k) stock purchase plan is a defined contribution plan whereby participants are permitted to make before- or after-tax contributions up to 20% of eligible compensation subject to Internal Revenue Service limitations. The Company matches 100% of employee contributions up to a maximum of 6% of eligible compensation. Company contributions vest immediately. The plan covers substantially all eligible employees of the Company.

The defined benefit pension plan was frozen as of December 31, 2001. The plan covers substantially all employees who had attained the age of 21 years and had at least one year of service by December 31, 2001.

The profit sharing plan is a contributory retirement plan that allows the Company to make discretionary annual contributions to individual eligible employee accounts based upon CFBI's fiscal-year profitability. Participants vest in Company contributions after three years of service. Expense related to this plan totaled approximately $36,000 for 2007 and $35,000 for 2006.

## 6. Leases

The Company leases office space and equipment from third parties under operating lease agreements. Lease expense is recognized in accordance with Financial Accounting Standards Board Statement No. 13, *Accounting for Leases*, whereby aggregate expense is reported on a straight-line basis over the life of the lease. Total net lease expense was approximately $87,000 for 2007 and $82,000 for 2006 and is included in occupancy and equipment, net of sublease income on the statements of operations. Due to the straight-line adjustment required under the operating method, net lease expense recognized was approximately $19,000 less than the amounts due per the lease agreements for both 2007 and 2006. Accumulated net lease expense payable of approximately $30,000 and $49,000 is recorded in other accrued expenses on the statements of financial condition for the years ended December 31, 2007 and 2006, respectively.

Future minimum lease payments due under noncancelable operating leases as of December 31, 2007 are as follows:

| | Commitments | Sublease | Net Obligation |
|---|---|---|---|
| 2008 | $ 353,952 | $ 263,100 | $ 90,852 |
| 2009 | 206,472 | 153,475 | 52,997 |
| Thereafter | – | – | – |
| | $ 560,424 | $ 416,575 | $ 143,849 |

As the Company was not utilizing all of its leased space, in July 2003, the Company signed a sublease agreement with FNB for a portion of the leased space. The terms and conditions contained in the sublease agreement are the same as those contained in the lease agreement between the Company and the third-party landlord. Total sublease income received by the Company from FNB was approximately $263,000 in both 2007 and 2006. In addition, the sublease requires that certain operating costs be reimbursed to the Company. Reimbursements of approximately $82,000 and $66,000 were received in 2007 and 2006, respectively, and were recorded as reductions to operating expenses.

## 7. Income Taxes

The Company records income taxes under Financial Accounting Standards Board Statement No. 109, *Accounting for Income Taxes*, using the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, if any, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

The Company is included in the consolidated federal income tax return filed by CFBI and the Company's income tax provision is computed in accordance with a tax sharing agreement. The Company is no longer subject to U.S. federal income tax examinations by tax authorities for years before 2004. The Company files separate state and local income/franchise tax returns where applicable. State and local taxes have been provided for in these financial statements on separate entity income at the effective rate of the Company.

Reported income tax expense differed from the amount computed by applying the U.S. federal statutory income tax rate of 35% to income before income taxes for the years ended December 31, as follows:

| | 2007 | 2006 |
|---|---|---|
| Federal income tax expense at statutory rate | **$ 478,989** | $ 424,554 |
| Permanent differences – meals and entertainment | **1,602** | 496 |
| Permanent differences – other | **13,308** | – |
| Income tax expense | **$ 493,899** | $ 425,050 |

Income tax expense consists of the following for the years ended December 31:

| | 2007 | 2006 |
|---|---|---|
| Current income taxes | **$ 488,036** | $ 442,243 |
| Deferred income tax expense (benefit) | **5,863** | (17,193) |
| Income tax expense | **$ 493,899** | $ 425,050 |

**7. Income Taxes (continued)**

Year-end deferred taxes for the years ended December 31, were as follows:

| | 2007 | 2006 |
|---|---|---|
| Deferred tax assets: | | |
| Bank premises and equipment | $ 106,803 | $ 88,018 |
| Total gross deferred tax assets | 106,803 | 88,018 |
| Deferred tax liabilities: | | |
| Retirement plan | 26,280 | 27,088 |
| Other | 28,106 | 2,651 |
| Total gross deferred tax liabilities | 54,386 | 29,739 |
| Net deferred tax asset | $ 52,417 | $ 58,279 |

No valuation allowance for deferred tax assets was recorded at December 31, 2007 and 2006, as management believes it is more likely than not that all of the deferred tax assets will be realized because they were supported by recoverable taxes paid in prior years.

During 2006, the Company reclassified its deferred tax liability related to a partnership investment of $31,286 to the current amount payable to parent company related to federal income taxes.

**8. Subordinated Liabilities**

There were no liabilities subordinated to claims of general creditors at any time during 2007 and 2006.

**9. Liquidity**

The Company has a $1 million line of credit under an agreement with CFBI. The line of credit matures on May 31, 2008, and bears interest at a fixed rate equal to the prime rate at the date of renewal. The interest rate in effect at December 31, 2007, was 8.25%. There were no borrowings outstanding on this line of credit at December 31, 2007 and 2006.

## 10. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends be paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2007, the Company had net capital of $1,310,214, which was $1,276,929 in excess of its required net capital of $33,285. At such date, the Company's aggregate indebtedness to net capital ratio was 0.32 to 1. At December 31, 2006, the Company had net capital of $124,553, which was $100,591 in excess of its required net capital of $23,962, and the Company's aggregate indebtedness to net capital ratio was 2.88 to 1.

## 11. New Accounting Standards

### Statements of Financial Accounting Standards

*SFAS No. 157, Fair Value Measurements.* SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 is effective for the Company on January 1, 2008, and is not expected to have a significant impact on the Company's financial statements.

### Financial Accounting Standards Board Staff Positions and Interpretations

*FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement 109.* Interpretation 48 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Benefits from tax positions should be recognized in the financial statements only when it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority that would have full knowledge of all relevant information. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold should be derecognized in the first subsequent financial

**11. New Accounting Standards (continued)**

reporting period in which that threshold is no longer met. Interpretation 48 also provides guidance on the accounting for and disclosure of unrecognized tax benefits, interest and penalties. Interpretation 48 was effective for the Company on January 1, 2007 and did not have a significant impact on the Company's financial statements.

*FASB Staff Position (FSP) No. 48-1, Definition of Settlement in FASB Interpretation No. 48.* FSP 48-1 provides guidance on how to determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. FSP 48-1 was effective retroactively to January 1, 2007, and did not significantly impact the Company's financial statements.

# Supplemental Schedules

# Frost Securities, Inc.

## Schedule I – Computation of Net Capital Under Rule 15c3-1

December 31, 2007

| | | |
|---|---|---|
| **Net capital** | | |
| Total stockholder's equity from statement of financial condition | | $ 1,569,849 |
| Deduct stockholder's equity not allowable for net capital | | – |
| Total stockholder's equity qualified for net capital | | 1,569,849 |
| Deductions: | | |
| Prepaid expenses and other assets | $ 146,721 | |
| Other nonallowable assets | 112,914 | 259,635 |
| Net capital | | $ 1,310,214 |
| | | |
| **Aggregate indebtedness** | | |
| Accrued payroll and incentives | | $ 270,133 |
| Other accrued expenses | | 53,357 |
| Income taxes currently payable to parent company | | 100,200 |
| Reserves for employee benefit plans | | 75,341 |
| Total aggregate indebtedness | | $ 499,031 |
| | | |
| **Computation of basic net capital requirement** | | |
| Minimum net capital required ($5,000 or 6 2/3% of aggregate indebtedness, whichever is greater) | | $ 33,285 |
| | | |
| Excess net capital at 1,500 percent | | $ 1,276,929 |
| | | |
| Excess net capital at 1,000 percent | | $ 1,260,311 |
| | | |
| Ratio of aggregate indebtedness to net capital | | 0.32 to 1 |
| | | |
| **Reconciliation with company's computation** | | |
| Net capital, as reported in Company's Part II (unaudited) focus report | | $ 1,267,687 |
| Deferred tax asset reported as nonallowable | | 6,052 |
| Other adjustments and other items (net) | | 36,475 |
| Net capital per above | | $ 1,310,214 |

Frost Securities, Inc.

Schedule II – Computation for Determination of the Reserve Requirements Under Rule 15c3-3

December 31, 2007

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph K(2)(ii) of that rule.

Frost Securities, Inc.

## Schedule III –Information Relating of the Possession or Control Requirements Under Rule 15c3-3

December 31, 2007

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph K(2)(ii) of that rule.

ERNST & YOUNG

Ernst & Young LLP
Frost Bank Tower
Suite 1800
100 West Houston Street
San Antonio, Texas 78205-1403

Phone: (210) 228-9696
Fax: (210) 242-7252
www.ey.com

# Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

Board of Directors
Frost Securities, Inc.

In planning and performing our audit of the financial statements of Frost Securities, Inc. (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 26, 2008

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